Exhibit 99.1

MakeMeReach Caps Year of Innovation with First-Mover Facebook Stories Campaign for BUX

Other notable accomplishments include being named a Google Premier Partner as well as the Company’s official U.S. launch

Tel Aviv, Israel & PARIS – December 3, 2018 – Perion Network Ltd. (NASDAQ: PERI) announced today that MakeMeReach, which offers a platform for creating, managing, scaling and evaluating online advertising campaigns, published the results of a pioneering ad campaign in Facebook stories. Ads within Facebook Stories became available in late September, and MakeMeReach was among the first to gain early learning and success with this full-screen, immersive, authentic experience that delivers 15 seconds ads.

As part of the pioneering campaign, MakeMeReach analyzed Stories for its client BUX – an app that allows users to explore the world of trading – and determined that the new units represented an opportunity to gain media efficiencies while using a new ad concept for BUX.

Working with ads in Facebook Stories, BUX and MakeMeReach ran a strategic pilot campaign that yielded a cost-per-mille (CPM) that was a stunning 79% lower than parallel ads in the Facebook and Instagram news feeds. The strategic pilot also translated into highly efficient engagement metrics, with a cost-per-click (CPC) that was 68% and 90% lower than Facebook and Instagram, respectively. This translated down the funnel, with BUX seeing a cost-per-install (CPI) under half of the equivalent costs for Facebook and Instagram.

MakeMeReach is now able to make Facebook Stories part of a larger digital media effort that includes Stories on other platforms. As Matei Banfi, BUX Performance Marketer, pointed out, “The new placement in Facebook Stories has given us another option for reaching our target audience, and we’ve been encouraged by the initial results”.

This creative and timely use of Facebook Stories comes at the close of a year in which MakeMeReach continued to demonstrate its innovation and leadership. MakeMeReach received an official “Google Premier Partner Badge”, a certification which allows them to integrate the Google Ads Suite into their existing tech stack. Other 2018 accomplishments include beta testing of a new Instagram Stories carousel format, which was made available by MakeMeReach to the agency Social.Lab, for their client Vans.

Other milestones included a successful Snapchat app-install campaign for the entertainment brand blackpills (a video-on-demand service that produces and distributes exclusive shows); its successful rapid adoption of Facebook’s playable ad unit with Audible France (an Amazon company); and delivering thousands of leads to Toyota through a Facebook Lead ad campaign coordinated with Socialyse Netherlands (Havas Media).

About MakeMeReach:
Founded in 2009 and acquired by Perion Network Ltd. (NASDAQ: PERI) in 2015, MakeMeReach is a growing online ad tech company empowering agencies and advertisers to create, manage, scale and evaluate their campaigns on Facebook, Instagram, Twitter, Snapchat and Google at scale. Learn more at www.makemereach.com.

About Perion Network Ltd.:
Perion is a global technology company that delivers online advertising solutions and search monetization to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

About BUX:
BUX is inspiring people to explore the fascinating world of finance. BUX makes it easy and affordable for people to participate in the financial markets through its mobile platforms for commission-free stock investing and CFD trading. Since launching in 2014, BUX has made the markets accessible for nearly 2 million users across 9 countries in Europe. Headquartered in Amsterdam, the Netherlands, the company is backed by Holtzbrinck Ventures, Finch Capital, Velocity Capital and Initial Capital.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.